SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ---------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B) (C),
                      AND (D) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13D-2(b)

                               (Amendment No. 6)*

                                MVC Capital, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    553829102
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2009
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      |_|   Rule 13d-1 (b)
      |X|   Rule 13d-1 (c)
      |_|   Rule 13d-1 (d)

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







CUSIP NO. 553829102                    13G
-------------------------------------------------------------------------------

1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      Western Investment, LLC
      87-0623442

-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [_]

-------------------------------------------------------------------------------
3.    SEC USE ONLY


-------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
-------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     1,475,664 shares (comprised of 801,530 shares held by
		     Western Investment Hedged Partners LP, 624,217 shares
		     held by Western Investment Institutional Partners LLC,
		     0 shares held by Western Investment Activism Partners LLC,
		     34,917 shares held by Western Investment Total Return
                     Fund Ltd., and 15,000 shares held by Western Investment
		     Total Return Partners, LP)
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,475,664 shares (comprised of 801,530 shares held by
    WITH             Western Investment Hedged Partners LP, 624,217 shares held by Western Investment Institutional Partners LLC, 0 shares
		     held by Western Investment Activism Partners LLC, 34,917
          	     shares held by Western Investment Total Return Fund Ltd.,
              	     and 15,000 shares held by Western Investment Total Return
                     Partners, LP)
               -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0 shares
-------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,475,664 shares
-------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)

                                                                          [_]

-------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      6.07%
-------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      OO
-------------------------------------------------------------------------------







1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      Arthur D. Lipson


-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [_]

-------------------------------------------------------------------------------
3.    SEC USE ONLY


-------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
-------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     1,528,664 shares (comprised of 801,530 shares held by
		     Western Investment Hedged Partners LP, 624,217 shares
		     held by Western Investment Institutional Partners LLC,
		     0 shares held by Western Investment Activism Partners
		     LLC, 34,917 shares held by Western Investment Total
                     Return Fund Ltd., 15,000 shares held by Western Investment
                     Total Return Partners LP, and 53,000 shares held by Mr.
                     Lipson, managing member of Western Investment, LLC,
                     personally)
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,528,664 shares (comprised of 801,530 shares held by
    WITH             Western Investment Hedged Partners LP, 624,217 shares held by Western Investment Institutional Partners LLC, 0 shares
		     held by Western Investment Activism Partners LLC, 34,917
		     shares held by Western Investment Total Return Fund Ltd.,
              	     Ltd., 15,000 shares held by Western Investment Total Return
                     Partners LP, and 53,000 shares held by Mr. Lipson
                     personally)
               -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0 shares
-------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,528,664 shares
-------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)

                                                                          [_]

-------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      6.29%
-------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
-------------------------------------------------------------------------------







1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      Western Investment Hedged Partners, LP


-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [_]

-------------------------------------------------------------------------------
3.    SEC USE ONLY


-------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
-------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     801,530 shares
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            801,530 shares
    WITH
               -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0 shares
-------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      801,530 shares
-------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)

                                                                          [_]

-------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      3.30
-------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      PN
-------------------------------------------------------------------------------







1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      Western Investment Institutional Partners, LLC


-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [_]

-------------------------------------------------------------------------------
3.    SEC USE ONLY


-------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
-------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     624,217 shares
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            624,217 shares
    WITH
               -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0 shares
-------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      624,217 shares
-------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)

                                                                          [_]

-------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      2.57%
-------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      OO
-------------------------------------------------------------------------------







1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      Western Investment Activism Partners, LLC


-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [_]

-------------------------------------------------------------------------------
3.    SEC USE ONLY


-------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
-------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     0 shares
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0 shares
    WITH
               -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0 shares
-------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 shares
-------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)

                                                                          [_]

-------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0%
-------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      OO
-------------------------------------------------------------------------------







1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      Western Investment Total Return Fund Ltd.


-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [_]

-------------------------------------------------------------------------------
3.    SEC USE ONLY


-------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
-------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     34,917 shares
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            34,917 shares
    WITH
               -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0 shares
-------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      34,917 shares
-------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)

                                                                          [_]

-------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.14%
-------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO
-------------------------------------------------------------------------------







1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      Western Investment Total Return Partners LP


-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [_]

-------------------------------------------------------------------------------
3.    SEC USE ONLY


-------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
-------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     15,000 shares
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            15,000 shares
    WITH
               -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0 shares
-------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      15,000 shares
-------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)

                                                                          [_]

-------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.06%
-------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      PN
-------------------------------------------------------------------------------










      Item 1(a). Name of Issuer:

      MVC Capital, Inc.

      Item 1(b). Address of Issuer's Principal Executive Offices:

      Riverview at Purchase
      287 Bowman Avenue, 3rd Floor
      Purchase, New York 10577


      Item 2(a). Name of Person Filing:

      This statement is jointly filed by Western Investment LLC ("WILLC"), Arthur D. Lipson, Western Investment Hedged Partners LP ("WIHP"), Western Investment Institutional Partners LLC ("WIIP"), Western Investment Activism Partners LLC ("WIAP"), Western Investment Total Return Fund Ltd. ("WITRL"), and Western Investment Total Return Partners LP ("WITRP"). Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." WILLC has sole voting and investment power over WIHP's, WIIP's, WIAP's, WITRL's and WITRP's security holdings and Mr. Lipson, in his role as the managing member of WILLC, controls WILLC's voting and investment decisions. Accordingly, the Reporting Persons may be deemed a group for Section 13(d) purposes, and the Reporting Persons are filing this joint statement. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

      Item 2(b). Address of Principal Business Office, or, if None, Residence:

      The principal business address of WILLC, Mr. Lipson, WIHP, WIIP, WIAP and WITRP is

      c/o Western Investment LLC
      7050 S. Union Park Center
      Suite 590
      Midvale, Utah 84047

      The principal business address of WITRL is c/o dms Management, P.O. Box 31910, dms House, 20 Genesis Close, Grand Cayman KY1-1208, Cayman Islands. The officers and directors of WITRL and their principal occupations and business addresses are set forth in Exhibit A.

      Item 2(c). Citizenship:

      WILLC, WIIP, and WIAP are each a Delaware limited liability company. WIHP and WITRP are each a Delaware limited partnership. WITRL is a Cayman Islands corporation. Mr. Lipson is a citizen of the United States of America.

      Item 2(d). Title of Class of Securities:

      Common Stock, par value $0.01 per share

      Item 2(e). CUSIP NUMBER:

      553829102

      Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person Filing is a:

(a)  |_|  Broker or dealer registered under Section 15 of the Act.

(b)  |_|  Bank as defined in Section 3(a)(6) of the Act.

(c)  |_|  Insurance Company as defined in Section 3(a)(19) of the Act.

(d) |_| Investment Company registered under Section 8 of the Investment Company Act.

(e)  |_|  Investment Adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E).

(f) |_| Employee Benefit Plan or Endowment Fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F).

(g)  |_|  Parent holding company, in accordance with Sec. 240.13d-1(b)(ii)(G).

(h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)  |_|  Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Sec. 240.13d01(c), check this box
      |X|



Item 4. Ownership.

1.  WILLC

(a)   Amount beneficially owned:        1,475,664 shares

(b)   Percent of class:

      6.07% (based on 24,297,087 Shares of Common Stock, outstanding as of December 21, 2009, as reported in the Issuer's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on December 22, 2009).

(c)   Number of shares as to which such person has:

      (i)   Sole power to vote or to direct the vote

            1,475,664 shares (comprised of 801,530 shares held by WIHP, 624,217 shares held by WIIP, 0 shares held by WIAP, 34,917 shares held by WITRL, and 15,000 shares held by WITRP).

      (ii)  Shared power to vote or to direct the vote

            0 shares

      (iii) Sole power to dispose or to direct the disposition of

            1,475,664 shares (comprised of 801,530 shares held by WIHP, 624,217 shares held by WIIP, 0 shares held by WIAP, 34,917 shares held by WITRL, and 15,000 shares held by WITRP).

      (iv)  Shared power to dispose or to direct the disposition of

            0 shares


2.  Arthur D. Lipson

(a)   Amount beneficially owned:        1,528,664 shares

(b)   Percent of class:

      6.29% (based on 24,297,087 Shares of Common Stock, outstanding as of December 21, 2009, as reported in the Issuer's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on December 22, 2009).

(c)   Number of shares as to which such person has:

      (i)   Sole power to vote or to direct the vote

            1,528,664 shares (comprised of 801,530 shares held by WIHP, 624,217 shares held by WIIP, 0 shares held by WIAP, 34,917 shares held by WITRL, 15,000 shares held by WITRP and 53,000 shares held by Mr. Lipson personally).

      (ii)  Shared power to vote or to direct the vote

            0 shares

      (iii) Sole power to dispose or to direct the disposition of

            1,528,664 shares (comprised of 801,530 shares held by WIHP, 624,217 shares held by WIIP, 0 shares held by WIAP, 34,917 shares held by WITRL, 15,000 shares held by WITRP, and 53,000 shares held by Mr. Lipson personally).

      (iv)  Shared power to dispose or to direct the disposition of

            0 shares



3.  WIHP

(a)   Amount beneficially owned:        801,530 shares

(b)   Percent of class:

      3.30 (based on 24,297,087 Shares of Common Stock, outstanding as of December 21, 2009, as reported in the Issuer's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on December 22, 2009).

(c)   Number of shares as to which such person has:

      (i)   Sole power to vote or to direct the vote

            801,530 shares

      (ii)  Shared power to vote or to direct the vote

            0 shares

      (iii) Sole power to dispose or to direct the disposition of

            801,530 shares

      (iv)  Shared power to dispose or to direct the disposition of

            0 shares


4.  WIIP

(a)   Amount beneficially owned:        624,217 shares

(b)   Percent of class:

      2.57% (based on 24,297,087 Shares of Common Stock, outstanding as of December 21, 2009, as reported in the Issuer's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on December 22, 2009).

(c)   Number of shares as to which such person has:

      (i)   Sole power to vote or to direct the vote

            624,217 shares

      (ii)  Shared power to vote or to direct the vote

            0 shares

      (iii) Sole power to dispose or to direct the disposition of

            624,217 shares

      (iv)  Shared power to dispose or to direct the disposition of

            0 shares


5.  WIAP

(a)   Amount beneficially owned:        0 shares

(b)   Percent of class:

      0% (based on 24,297,087 Shares of Common Stock, outstanding as of December 21, 2009, as reported in the Issuer's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on December 22, 2009).

(c)   Number of shares as to which such person has:

      (i)   Sole power to vote or to direct the vote

            0 shares

      (ii)  Shared power to vote or to direct the vote

            0 shares

      (iii) Sole power to dispose or to direct the disposition of

            0 shares

      (iv)  Shared power to dispose or to direct the disposition of

            0 shares


6.  WITRL

(a)   Amount beneficially owned:        34,917 shares

(b)   Percent of class:

      0.14% (based on 24,297,087 Shares of Common Stock, outstanding as of December 21, 2009, as reported in the Issuer's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on December 22, 2009).

(c)   Number of shares as to which such person has:

      (i)   Sole power to vote or to direct the vote

             34,917 shares

      (ii)  Shared power to vote or to direct the vote

            0 shares

      (iii) Sole power to dispose or to direct the disposition of

            34,917 shares

      (iv)  Shared power to dispose or to direct the disposition of

            0 shares



7.  WITRP

(a)   Amount beneficially owned:        15,000 shares

(b)   Percent of class:

      0.06% (based on 24,297,087 Shares of Common Stock, outstanding as of December 21, 2009, as reported in the Issuer's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on December 22, 2009).

(c)   Number of shares as to which such person has:

      (i)   Sole power to vote or to direct the vote

            15,000 shares

      (ii)  Shared power to vote or to direct the vote

            0 shares

      (iii) Sole power to dispose or to direct the disposition of

            15,000 shares

      (iv)  Shared power to dispose or to direct the disposition of

            0 shares





Item 5. Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the Beneficial owner of more than five percent of the class of securities, check the following. |_|

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

The entities listed in response to Item 4(c) are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of such securities. No such entity holds more than 5% of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Reported on by the Parent Holding Company.

See Item 4(c) above, which is incorporated by reference herein.

Item 8. Identification and Classification of members of the Group.

See Amended and Restated Joint Filing Agreement, set forth in Exhibit B.

Item 9. Notice of Dissolution of Group.

      Not applicable.


Item 10. Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

                                                        February 11, 2010
                                                --------------------------------
                                                              (Date)


                                                       /s/ Arthur D. Lipson
                                                --------------------------------
                                                         Arthur D. Lipson




                       WESTERN INVESTMENT L L C

                       By: /s/ Arthur D. Lipson, Managing Member


                       WESTERN INVESTMENT HEDGED PARTNERS LP
                       By: Western Investment L L C,
                       its General Partner

                       By: /s/ Arthur D. Lipson, Managing Member


                       WESTERN INVESTMENT INSTITUTIONAL PARTNERS LLC
                       By: Western Investment L L C,
                       its Managing Member

                       By: /s/ Arthur D. Lipson, Managing Member


                       WESTERN INVESTMENT ACTIVISM PARTNERS LLC
                       By: Western Investment L L C,
                       its Managing Member

                       By: /s/ Arthur D. Lipson, Managing Member


                       WESTERN INVESTMENT TOTAL RETURN FUND LTD.
                       By: Western Investment L L C,
                       its Investment Manager

                       By: /s/ Arthur D. Lipson, Managing Member


                       WESTERN INVESTMENT TOTAL RETURN PARTNERS LP
                       By: Western Investment L L C,
                       its General Partner

                       By: /s/ Arthur D. Lipson, Managing Member








			EXHIBIT A

Directors and Officers of Western Investment Total Return Fund Ltd.


      Name and Position Principal Occupation Principal Business Address Citizenship

      Don M. Seymour
      Director  Businessperson
      dms Management Ltd.  dms Management
      P.O. Box 31910
      dms House, 20 Genesis Close,
      Grand Cayman KY1-1208,
      Cayman Islands  Cayman Islands

      David Bree
      Director  Businessperson
      dms Management Ltd.  dms Management
      P.O. Box 31910
      dms House, 20 Genesis Close,
      Grand Cayman KY1-1208,
      Cayman Islands  Cayman Islands

      J.D. Clark & Co.
      Secretary  Trust Company  2225 Washington Blvd.
      Ogden, Utah 84401  United States








                             EXHIBIT B

             AMENDED AND RESTATED JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities
Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G dated February 11, 2010 (including further amendments thereto) with respect to the Common Stock of MVC Capital, Inc.


Dated:      February 11, 2010

                       WESTERN INVESTMENT L L C

                       By: /s/ Arthur D. Lipson, Managing Member


                       WESTERN INVESTMENT HEDGED PARTNERS LP
                       By: Western Investment L L C,
                       its General Partner

                       By: /s/ Arthur D. Lipson, Managing Member


                       WESTERN INVESTMENT INSTITUTIONAL PARTNERS LLC
                       By: Western Investment L L C,
                       its Managing Member

                       By: /s/ Arthur D. Lipson, Managing Member


                       WESTERN INVESTMENT ACTIVISM PARTNERS LLC
                       By: Western Investment L L C,
                       its Managing Member

                       By: /s/ Arthur D. Lipson, Managing Member


                       WESTERN INVESTMENT TOTAL RETURN FUND LTD.
                       By: Western Investment L L C,
                       its Investment Manager

                       By: /s/ Arthur D. Lipson, Managing Member


                       WESTERN INVESTMENT TOTAL RETURN PARTNERS LP
                       By: Western Investment L L C,
                       its General Partner

                       By: /s/ Arthur D. Lipson, Managing Member


                       By: /s/ Arthur D. Lipson
                           ____________________
                             ARTHUR D. LIPSON